Exhibit 12.1

NorthWestern Corporation
Computation of Ratio of Consolidated Earnings to Consolidated Fixed Charges

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(in thousands, except ratios)

Earnings:
Income (loss) before income taxes	$(71,630)	$(49,167)	$(2,685)	$2,519	$16,046
Add: Fixed charges as below	162,571	126,620	34,536	35,502	24,817
Less: Distributions on preferred securities of subsidiary trust	(14,945)	(28,610)	(6,827)	(6,601)	(6,601)
Total	$75,996	$48,843	$25,024	$31,420	$34,262

Fixed Charges:
Interest charges	$147,626	$98,010	$27,709	$28,901	$18,216
Distributions on redeemable preferred securities of subsidiary trust	14,945	28,610	6,827	6,601	6,601
Total	$162,571	$126,620	$34,536	$35,502	$24,817

Ratio of earnings to fixed charges	—	—	—	—	1.38

Earnings to fixed charges deficit	(86,575)	(77,777)	(9,512)	(4,082)	9,445